SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of April

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated April 24, 2007 announces results of the Annual General Meeting of Shareholders 2007.

          Van der Moolen Holding NV Announces Results of the
             Annual General Meeting of Shareholders 2007

    AMSTERDAM--(BUSINESS WIRE)--April 27, 2007--Van der Moolen Holding NV (NYSE:VDM) (AEX:VDMN) announces that its April 26, 2007 Annual General Meeting of Shareholders ("the Meeting") approved the proposed amendment of the Company's Articles of Association and the revised remuneration policy.

    At the same meeting Michiel Wolfswinkel was appointed as member of the Executive Board for a four year term.

    Furthermore the Meeting approved the repurchase and cancellation of 251,000 cumulative financing preferred shares A of the Company at a purchase price of EUR 10.405.148, as already announced in our press release of February 7, 2007.

    All results of the Annual General Meeting of Shareholders can be found on the Company's website www.vandermoolen.com.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Van der Moolen at +31 20 535 6789.

    Disclaimer: This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen
             +31 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         VAN DER MOOLEN HOLDING N.V.

   Date: 27 April 2007                   By: /s/ Richard E. den Drijver
                                             ---------------------------
                                         name: Richard E. den Drijver
                                         title: Chairman of the Executive Board


                                         By: /s/ Casper F. Rondeltap
                                             ----------------------------
                                         name : Casper F. Rondeltap
                                         title: Member of the Executive Board